SEC 1745 (3-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Latitude Communications, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

518292 10 7

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518292 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emil c.w. wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization usa

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,216,290 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,216,290 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,290 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.3% (BASED ON 19,389,670 SHARES OUTSTANDING AS OF 12/31/2002)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 941,750 shares held by the Emil and Patricia Wang Trust, 54,900 shares held by Mr. Wang’s children and 219,640 shares issuable upon the exercise of stock options held by Mr. Wang that are exercisable within 60 days of December 31, 2002.

Item 1.
	(a)	Name of Issuer Latitude Communications, Inc
	(b)	Address of Issuer's Principal Executive Offices 2121 Tasman Drive, Santa Clara, CA 95054

Item 2.
	(a)	Name of Person Filing Emil C. W. Wang
	(b)	Address of Principal Business Office or, if none, Residence 2121 Tasman Drive, Santa Clara, CA 95054
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 518292 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Exchange Act;
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	[ ]	An investment adviser in accordance with Rule 13–d(1)(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	[ ]	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ]	Group, in accordance with Rule 13d–1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,216,290 (see footnote 1 to cover page)
(b) Percent of class: 6.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,216,290 (see footnote 1 to cover page)
(ii) Shared power to vote or to direct the vote Not Applicable
(iii) Sole power to dispose or to direct the disposition of 1,216,290 (see footnote 1 to cover page)
(iv) Shared power to dispose or to direct the disposition of Not Applicable
Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d–3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2003
Date
/s/ Emil C.W. Wang
Signature
Emil C.W. Wang Chairman
Name/Title